Exhibit 4.119

Rights and Obligations Assumption Letter

This entity, Shanghai Hansu Education Technology Co., Ltd., is the subsidiary established by Beijing Boteng Consulting Co., Ltd. (“Investor”) and registered in Shanghai City at Fengxian District Administration for Market Regulation on August 3, 2022. Shanghai Hanlin Education Technology Co., Ltd., which is the subsidiary of the Investor, holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, BGY Education Investment Management Co., Ltd., Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017 and the supplemental agreement entered into on August 13, 2021, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Shanghai Hansu Education Technology Co., Ltd. (Seal) Seal of Shanghai Hansu Education Technology Co., Ltd. Affixed

Date:	August 3, 2022